Exhibit 99.1

Pulsenmore Selected for Israel Innovation Authority and Ministry of Health Program to Lead a $1 Million AI Development Project

The program is designed to enable Pulsenmore to develop and clinically validate AI applications that improve clinical workflow efficiency and enhance the scalability of the company’s home ultrasound platform.

Ramat Gan, Israel, July 13, 2026 - Pulsenmore Ltd. (NASDAQ, TASE: PLSM), a pioneer in connected home ultrasound technology, today announced that it has been selected to participate in Israel’s Healthcare AI Regulatory Sandbox Program, established by the Israel Innovation Authority (IIA) and the Ministry of Health. Pulsenmore will receive funding from the IIA as part of a project.

The program is designed to accelerate the adoption of breakthrough healthcare AI technologies through a unique regulatory framework that enables companies to develop, evaluate and clinically validate innovative solutions in close collaboration with regulators and the healthcare system. Its objective is to establish a clear and efficient pathway for the integration of these technologies into healthcare systems in Israel and worldwide.

Pulsenmore’s home ultrasound platform enables pregnant women to perform physician-prescribed ultrasound scans from home using the company’s ultrasound device connected to their personal smartphone. Each examination is securely transmitted to a physician for interpretation and clinical decision-making. Today, the technology is deployed by leading healthcare organizations, including Clalit Health Services, Israel’s largest Health Maintenance Organization (HMO), as well as additional clinical partners worldwide.

To date, more than 250,000 home ultrasound scans have been performed using the Pulsenmore platform, creating the world’s largest real-world datasets of prenatal home ultrasound scans. This unique dataset provides a strong foundation for the development and clinical validation of AI applications.

Today, every examination performed through the platform is reviewed in its entirety by a physician before results are returned to the patient. The AI applications developed through the project are designed to streamline this workflow by automatically identifying key ultrasound parameters and presenting the findings to the physician. This is expected to enable clinicians to focus on the most clinically relevant information, reduce review time, deliver results to patients more quickly and expand the number of patients they can support, helping address the growing global shortage of skilled healthcare professionals.

As part of the program, Pulsenmore will collaborate with Beilinson Hospital, part of the Clalit Health Services network, on the development and clinical validation of the Company’s AI applications.

Dr. Elazar Sonnenschein, Founder and CEO of Pulsenmore, commented: “This program is about much more than artificial intelligence. It represents the next stage in the evolution of our platform. Our goal is to equip physicians with tools that enable them to work more efficiently, focus on what matters most and care for more patients without compromising quality. The combination of our unique dataset, collaborations with leading healthcare organizations and the government-backed regulatory framework provided by this program lays the foundation for an intelligent AI-powered software layer that is expected to continue to expand the capabilities of our platform, creating increasing value for healthcare providers, health systems and patients.”

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through home-use ultrasound technology that connects mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes prenatal care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to the expected outcome of the Sandbox Program. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Annual Report on Form 20-F, filed with the SEC on March 30, 2026. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com